KEVIN D. LEE

Resume – June 2022

EXPERIENCE

March 2021- current

AMERICAN RECOVERY PARTNERS as parent of RECOVERY CLUB AMERICA and INHOME RECOVERY, Franklin, Tennessee

Founder, Chairman and Chief Executive Officer

- Formed two complementary behavioral services companies and have recruited key management teams for launches of services during December 2021.

  Recovery Club America provides therapy services and peer support services to persons with addiction and/or mental illness. Services are provided by therapists, other licensed clinicians, and peer support specialists. The work is done via an online community and customized "toolkits" for each Club Member (client).

  InHome Recovery provides detoxification and withdrawal management services to persons with addiction. The services are provided primarily in the patients' homes by a team of psychiatrists, primary care physicians, nurse practitioners, nurses, therapists and peer support specialists. Each patient is encouraged to engage in a one-year treatment program and Recovery Club America provides its services to many clients of InHome Recovery.

January 2014- December 2020

JOURNEYPURE, Brentwood, Tennessee

Founder, Chairman and Chief Executive Officer

- Co-founded JourneyPure to provide addiction treatment services with an emphasis on achieving better than market outcomes with persons who have co-occurring mental illness and addiction. During a four-year period led the development of 10 outpatient clinics and two residential facilities and led acquisitions of three outpatient clinics and two residential facilities. JourneyPure obtained every desired managed care contract and achieved preferred provider status with major health insurers in the three states in which JourneyPure operates --- Florida, Kentucky and Tennessee. Left JourneyPure after institutional investor initiated process to sell the company.

December 2007 – September 2013

POLARIS HOSPITAL COMPANY, Brentwood, Tennessee

Founder, Chairman and Chief Executive Officer

- Led the development and operation of two specialty hospitals that provide psychiatric services and physical medicine/rehabilitation services. In 2008, along with individual investors including local physicians, funded start-up of TrustPoint Hospital in Lubbock, Texas, a 71-bed facility. TrustPoint – Lubbock being rated in top 5% of 790 rehabilitation facilities in U.S. in standardized quality measures.

  In October 2011, obtained private equity funding for development of a hospital in Murfreesboro, Tennessee. TrustPoint – Murfreesboro, an 86-bed facility, was opened in August 2012. In 2015, both TrustPoint Hospitals were sole in two deals that yielded $77 million in cash to equity investors on $17 million total equity invested. Average investment period was four and one-half years.

July 1990-October 2007

SENIORHEALTH INCORPORATED, Nashville, Tennessee

Chief Executive Officer and Director

- SeniorHealth developed and operated psychiatric hospitals and physical medicine/rehabilitation hospitals. As CEO, was responsible for all aspects of business operations and development, including start-up of SeniorHealth in 1990. SeniorHealth was contracted manager of inpatient and outpatient psychiatry and outpatient pain treatment services from 1990 until 2004. In 1998, leveraged buyout yielded majority shareholder $5.2 million on a nominal investment. In 2004 business plan was changed to development and operation of hospitals (as opposed to contract management of hospital units). In 2004 through 2007, hospital growth began with acquisition of one hospital, and during next three years five hospitals were developed and became operational. In addition, two certificates were won for new hospitals. Aside from start-up losses of new hospitals, SeniorHealth was profitable every year of 1991 through 2007. SeniorHealth operating entities were sold to various buyers during 2007 through 2009.

August 1987 – June 1990

THE REHAB GROUP, Nashville, Tennessee

Founder, Chief Executive Officer and Director

- The Rehab Group developed and operated rehabilitation clinics and provided therapy staff to nursing facilities. As CEO, was responsible for all aspects of new clinic development and business operations. Sold ownership interest to other owners after potential investor deceased. The investor had offered growth capital that valued The Rehab Group at five times its paid in capital, and this was within 28 months after The Rehab Group was formed. Sold ownership when other directors did not want outside growth capital. Joined with Andrew W. Miller to develop SeniorHealth Incorporated. In five years after its formation, The Rehab Group was sold at a valuation of more than seven times invested equity capital.

April 1985 – August 1987

REHABILITY CORP, Nashville, Tennessee

Chief Financial Officer

- Rehability developed and operated rehabilitation clinics and therapy staffing services. Responsible for accounting systems, financial reporting, and managed several acquisitions. Rehability had no chief operating officer, so involvement in operations was extensive, and operations knowledge led to desire to start The Rehab Group.

August 1983 – April 1985

AMERICAN MEDICAL CENTERS, Nashville, Tennessee

Corporate Controller

- American Medical Centers acquired, developed and operated 10 psychiatric hospitals and five acute care hospitals. Responsible for accounting systems, financial reporting and implementation of accounting systems in new hospitals. Left to join Rehability when American Medical Centers was sold.

January 1980 – August 1983

ERNST & YOUNG, Nashville, Tennessee

Accountant

- Ernst and Young is an international accounting and consulting firm. Became a Certified Public Accountant while at E & Y. Worked extensively with health care clients, including HCA Healthcare, Adventist Health Systems and American Medical Centers. Performed audit functions and consulting services such as feasibility studies and specialized reimbursement work for hospitals. Left to join American Medical Centers.

EDUCATION

Middle Tennessee State University
Bachelor of Science, 1979

- Major: Accounting
- Minor: Business Administration and Information Systems

PERSONAL

Married for 40 years. Three sons. Member of Methodist Church. Enjoy studying start-up business concepts, exercise, farm work, and attending baseball and football games.